PCAOB Public Company Accounting Oversight Board	1666 K Street, N.W Washington, DC 20006 Telephone: (202) 207-9100 Facsimile: (202) 862-8430 www.pcaobus.org
Inspection of Wieseneck, Andres & Company, P.A.

Issued by the Public Company Accounting Oversight Board October 27, 2005

THIS IS A PUBLIC VERSION OF A PCAOB INSPECTION REPORT

PORTIONS OF THE COMPLETE REPORT ARE OMITTED

FROM THIS DOCUMENT IN ORDER TO COMPLY WITH

SECTIONS 104(g)(2) AND 105(b)(5)(A)

OF THE SARBANES-OXLEY ACT OF 2002

PCAOB RELEASE NO. 104-2005-117A (Includes portions of Parts II and IV of the full report that were not included in PCAOB Release No. 104-2005-117)

PCAOB Release No. 104-2005-117A
PCAOB Public Company Accounting Oversight Board

Notes Concerning this Report

1.    Portions of this report may describe deficiencies or potential deficiencies in the systems, policies, procedures, practices, or conduct of the firm that is the subject of this report. The express inclusion of certain deficiencies and potential deficiencies, however, should not be construed to support any negative inference that any other aspect of the firm's systems, policies, procedures, practices, or conduct is approved or condoned by the Board or judged by the Board to comply with laws, rules, and professional standards.

2.     Any references in this report to violations or potential violations of law, rules, or professional standards should be understood in the supervisory context in which this report was prepared. Any such references are not a result of an adversarial adjudicative process and do not constitute conclusive findings of fact or of violations for purposes of imposing legal liability. Similarly, any description herein of a firm's cooperation in addressing issues constructively should not be construed, and is not construed by the Board, as an admission, for purposes of potential legal liability, of any violation.

3.     Board inspections encompass, among other things, whether the firm has failed to identify departures from Generally Accepted Accounting Principles ("GAAP") in its audits of financial statements. This report's descriptions of any such auditing failures necessarily involve descriptions of the related GAAP departures. The Board, however, has no authority to prescribe the form or content of an issuer's financial statements. That authority, and the authority to make binding determinations concerning an issuer's compliance with GAAP, rests with the Securities and Exchange Commission ("SEC" or "Commission"). Any description, in this report, of perceived departures from GAAP should not be understood as an indication that the Commission has considered or made any determination regarding these GAAP issues unless otherwise expressly stated.

PCAOB Release No. 104-2005-117A
PCAOB Public Company Accounting Oversight Board

INSPECTION OF WIESENECK, ANDRES & COMPANY, P.A.

The Public Company Accounting Oversight Board ("PCAOB" or "the Board") has conducted an inspection of the registered public accounting firm Wieseneck, Andres & Company, P.A. ("the Firm"). The Board is issuing this report of that inspection in accordance with the requirements of the Sarbanes-Oxley Act of 2002 ("the Act").

The Board is making portions of the report publicly available. Specifically, the Board is releasing to the public Part I of the report and portions of Part IV of the report. Part IV of the report consists of the Firm's comments, if any, on a draft of the report.1/

The Board has elsewhere described in detail its approach to making inspection related information publicly available consistent with legal restrictions.2/ A substantial portion of the Board's criticisms of a firm (specifically criticisms of the firm's quality control system), and the Board's dialogue with the firm about those criticisms, occurs out of public view, unless the firm fails to make progress to the Board's satisfaction in addressing those criticisms. In addition, the Board generally does not disclose otherwise nonpublic information, learned through inspections, about the firm or its clients. Accordingly, information in those categories generally does not appear in the publicly available portion of an inspection report.

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1/ The Board does not make public any of a firm's comments that address a nonpublic portion of the report. In addition, pursuant to section 104(f) of the Act, 15 U.S.C. section 7214(f), and PCAOB Rule 4007(b), if a firm requests, and the Board grants, confidential treatment for any of the firm's comments on a draft report, the Board does not include those comments in the final report at all. The Board notes that it routinely grants confidential treatment, if requested, for any of a firm's comments that identify factually inaccurate statements in the draft that the Board corrects in the final report.

2/ See Statement Concerning the Issuance of Inspection Reports, PCAOB Release No. 104-2004-001 (August 26, 2004).

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PART I

INSPECTION PROCEDURES AND CERTAIN OBSERVATIONS

Members of the Board's inspection staff ("the inspection team") conducted fieldwork for the inspection from May 2, 2005 to May 4, 2005. The fieldwork included procedures tailored to the nature of the Firm, certain aspects of which the inspection team understood at the outset of the inspection to be as follows:

Number of offices 1 (North Palm Beach, Florida)

Ownership structure Corporation

Number of partners 2

Number of professional staff3/ 1

Number of issuer audit clients4/ 10

Board inspections are designed to identify and address weaknesses and deficiencies related to how a firm conducts audits. To achieve that goal, Board inspections include reviews of certain aspects of selected audits performed by the firm and reviews of other matters related to the firm's quality control system.In the course of reviewing aspects of selected audits, an inspection may identify ways in which a particular audit is deficient, including failures by the firm to identify, or to address appropriately, respects in which an issuer's financial statements do not presentfairly the financial position, results of operations, or cash flows of the issuer in

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3/ "Professional staff" includes all personnel of the Firm, except partners or shareholders and administrative support personnel. The number of partners and professional staff is provided here as an indication of the size of the Firm, and does not necessarily represent the number of the Firm's professionals who participate in audits of issuers or are "associated persons" (as defined in the Act) of the Firm.

4/ The number of issuer audit clients shown here is based on the Firm's self reporting and the inspection team's review of certain information for inspection planning purposes. It does not reflect any Board determination concerning which, or how many, of the Firm's audit clients are "issuers" as defined in the Act.

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conformity with GAAP.5/ It is not the purpose of an inspection, however, to review all of a firm's audits or to identify every respect in which a reviewed audit is deficient.  Accordingly, a Board inspection report should not be understood to provide any assurance that the firm's audits, or its issuer clients' financial statements, are free of any deficiencies not specifically described in an inspection report.

A. Review of Audit Engagements

The scope of the inspection procedures performed included reviews of aspects of the performance of two of the Firm's audits of the financial statements of issuers. Those audits and aspects were selected according to the Board's criteria, and the Firm was not allowed an opportunity to limit or influence the selection process.

The inspection team identified matters that it considered to be audit deficiencies.6/ The deficiencies identified in both of the audits reviewed included deficiencies of such significance that it appeared to the inspection team that the Firm did not obtain sufficient competent evidential matter to support its opinion on the issuer's financial statements. Those deficiencies included

(1)    the failure to perform adequate audit procedures to test the existence and valuation of investments and goodwill; and

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5/ When it comes to the Board's attention that an issuer's financial statements appear not to present fairly, in a material respect, the financial position, results of operations or cash flows of the issuer in conformity with GAAP, the Board reports that information to the SEC, which has jurisdiction to determine proper accounting in issuers' financial statements.

6/ PCAOB standards require a firm to take appropriate actions to assess the importance of audit deficiencies identified after the date of the audit report to the firm's present ability to support its previously expressed opinions. See AU 390, Consideration of Omitted Procedures After the Report Date, and AU 561, Subsequent Discovery of Facts Existing at the Date of the Auditor's Report (both included among the PCAOB's interim auditing standards, pursuant to PCAOB Rule 3200T). Failure to comply with these PCAOB standards could be a basis for Board disciplinary sanctions.

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(2)    the failure to perform and document adequate audit procedures to test the existence of a significant portion of the inventory balance and to test the valuation of the issuer's recorded inventory.

B. Review of Quality Control System

In addition to evaluating the quality of the audit work performed on specific audits, the inspection included review of certain of the Firm's practices, policies and procedures related to audit quality. This review addressed practices, policies and procedures concerning audit performance, training, compliance with independence standards, client acceptance and retention, and the establishment of policies and procedures. As described above, any defects in, or criticisms of, the Firm's quality control system are discussed in the nonpublic portion of this report and will remain nonpublic unless the Firm fails to address them to the Board's satisfaction within 12 months of the date of this report.

END OF PART I

PCAOB Public Company Accounting Oversight Board	PCAOB Release No. 104-2005-117A Inspection of Wieseneck, Andres & Company, P.A. October 27, 2005 Page 5
PORTIONS OF THE REST OF THIS REPORT ARE NONPUBLIC AND ARE OMITTED FROM THIS PUBLIC DOCUMENT

PCAOB Public Company Accounting Oversight Board	PCAOB Release No. 104-2005-117A Inspection of Wieseneck, Andres & Company, P.A. October 27, 2005 Page 6

PART II

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B. Issues Related to Quality Controls

The inspection of the Firm included consideration of aspects of the Firm's system of quality control. Assessment of a firm's quality control system rests both on review of a firm's stated quality control policies and procedures and on inferences that can be drawn from respects in which a firm's system has failed to assure quality in the actual performance of engagements.7/ On the basis of the information reported by the inspection team, the Board has the following concerns about aspects of the Firm's system of quality control.

Audit Performance

A firm's system of quality control should provide reasonable assurance that the work performed on an audit engagement will meet applicable professional standards and regulatory requirements. On the basis of the information reported by the inspection team, including the audit performance deficiencies described in Part II. A and any other deficiencies identified below, the Board has concerns that the Firm's system of quality control fails to provide such reasonable assurance in at least the following respects

a. Technical Competence, Due Care, and Professional Skepticism

The Firm's system of quality control appears not to do enough to ensure technical competence and the exercise of due care or professional skepticism. In addition to the deficiencies noted in Part II. A, the inspection team reported the Firm apparently failed to detect the omission of potentially significant disclosures in the financial statements of one issuer audit client's financial statements. [Issuer A]

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7/ A firm's failure to comply with the requirements of PCAOB standards when performing an audit may be an indication of a potentially significant defect in a firm's quality control system even if that failure did not result in an insufficiently supported audit opinion.

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b. Auditor Communications

The Firm's system of quality control does not provide sufficient assurance that the Firm would make or document all required auditor communications with audit committees, including making independence confirmations required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and formally documenting communications with audit committees. [Issuers A and B]

c. Concurring Partner Review

Questions exist about the effectiveness of the Firm's existing arrangement for concurring partner reviews. Having procedures for concurring partner review by a competent reviewer is an important element of quality control. Such reviews should involve the performance of appropriate procedures using due care and professional skepticism, with the Firm appropriately addressing the reviewer's findings and documenting the process. The information reported by the inspection team suggests that there is no evidence that the concurring partner review procedure used by the Firm resulted in the identification of any of the deficiencies noted by the inspection team.  This may result from a lack of competency, due care or professional skepticism on the part of the concurring partner; deficiencies in the scope of the concurring partner's procedures; and/or the Firm's failure to properly address the concurring partner findings.  Apparent deficiencies in documentation of the scope and results of the concurring partner's reviews preclude the Board from determining the relative contribution of each of these potential causes to the failure of the concurring partner process to prevent the deficiencies reported by the inspection team.

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PCAOB Public Company Accounting Oversight Board	PCAOB Release No. 104-2005-117A Inspection of Wieseneck, Andres & Company, P.A. October 27, 2005 Page 8

PART IV

RESPONSE OF THE FIRM TO DRAFT INSPECTION REPORT

Pursuant to section 104(f) of the Act, 15 U.S.C. Section 7214(f), and PCAOB Rule 4007(a), the Board provided the Firm an opportunity to review and comment on a draft of this report. The Firm provided a written response.

Pursuant to section 104(f) of the Act and PCAOB Rule 4007(b), if a firm requests,and the Board grants, confidential treatment for any of the firm's comments on a draft report, the Board does not include those comments in the final report. The Board routinely grants confidential treatment, if requested, for any of a firm's comments that identify factually inaccurate statements in the draft that the Board corrects in the final report.

Pursuant to section 104(f) of the Act and PCAOB Rule 4007(b), the Firm's response, minus any portion granted confidential treatment, is attached hereto and made part of this final inspection report.  In any version of this report that the Board makes publicly available, any portions of the Firm's response that address nonpublic portions of the report are omitted.